UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   O'Halloran, William P.
   303 Peachtree Street, N.E.
   Atlanta, GA  30308
2. Issuer Name and Ticker or Trading Symbol
   SunTrust Banks, Inc.
   (STI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   58-1575035
4. Statement for Month/Year
   November 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SVP & Controller, SunTrust Banks, Inc.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/5/9|M   | |2,000 shares      |A  |24.6875    | -0-               |      |                           |
                           |6     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           | 11/5/|S   | |2,000 shares      |D  |46.25      |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |12,554 shares      |I     |401(k)                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/12/|J(*)| |3,000 shares      |A  |           |27,000 shares      |I     |(1)                        |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (2)            |$11.63  |11/5/|M   | |2,000      |D  |2/10/|2/10/|Common Stock|-0-    |       |            |   |            |
                      |        |96   |    | |           |   |87   |97   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (2)            |$24.69  |     |    | |           |   |11/8/|11/7/|Common Stock|4,000  |       |            |   |            |
                      |        |     |    | |           |   |94   |2005 |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option (3)            |$33.19  |     |    | |           |   |1/1/9|11/14|Common Stock|2,400  |       |6,400       |D  |            |
                      |        |     |    | |           |   |6    |/05  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Restricted stock held under 1986 SunTrust Executive Stock Plan and 1995 SunTrust Executive Stock Plan.
Subject to certain performance and/or vesting conditions. Restricted stock agreements contain tax withholding features allowing stock to be withheld to satisfy tax withholding obligations.
 Both plans are exempt under Rule
16(b)-3.
(2) Granted pursuant to the 1986 SunTrust Executive Stock
Plan.
(3) Granted pursuant to the 1995 SunTrust Executive Stock
Plan.
(*) Grant of performance based restricted stock under 1995 SunTrust Executive Stock Plan. Subject to certain performance and vesting
conditions.
SIGNATURE OF REPORTING PERSON
/s/ William P. O'Halloran by Raymond Fortin, Power of Attorn
DATE
December 9, 1996